

Performance of Infosys group for the First Quarter ended June 30, 2007

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Infosys®

Safe Harbour

Infosys

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

Infosys

» Financial Performance

» Operational Performance

» Client Acquisition & Expansion of Services

» Human Resources

» Capex and Infrastructure

» Outlook

» Summary



Financial Performance

Infosys®

Highlights

Infosys®

	Q1 FY 08	Q4 FY 07	Q1 FY 07
Indian GAAP			
Y-O-Y Growth			
Income	25.1%	43.8%	45.6%
PAT from ord. Activities	34.5%	68.4%	50.8%
US GAAP			
Y-O-Y Growth			
Revenues	40.6%	45.5%	38.7%
Net income	51.1%	70.4%	42.6%
New clients	35	34	38
Repeat business	99.5%	93.3%	97.0%
Headcount			
Gross addition	7,004	5,992	8,097
Net addition	3,730	2,809	5,694
Period end headcount	75,971	72,241	58,409

Highlights (Indian GAAP - Consolidated)

Infosys

(Rs. crore)

	FY2008 Q1	FY2007 Q4	FY 2007 Q1	% growth over Q4 07	% growth over Q1 07
Income	**3,773**	3,772	3,015	**0.0**	25.1
S/w development expenses	**2,169**	2,021	1,666	**7.3**	30.2
Gross profit	**1,604**	1,751	1,349	**(8.4)**	18.9
S,G&A expenses	**520**	554	460	**(6.1)**	13.0
Operating profit	**1,084**	1,197	889	**(9.4)**	21.9
Depreciation	**144**	145	106	**(0.7)**	35.9
Operating profit after depreciation	**940**	1,052	783	**(10.6)**	20.1
Other income	**253**	119	128	**112.6**	97.7
Provision for investment	–	(1)	3	-	-
Profit Before Tax	**1,193**	1,172	908	**1.8**	31.4
Provision for tax	**114**	27	106	**322.2**	7.5
Profit After Tax	**1,079**	1,145	802	**(5.8)**	34.5
Exceptional items*	–	–	6	**-**	-
PAT after exceptional items	**1,079**	1,145	808	**(5.8)**	33.5
Minority Interest	–	1	8	**-**	-
PAT after exceptional items and minority interest	**1,079**	1,144	800	**(5.7)**	34.9

Profit on sale of investment in Yantra Corporation, net of taxes

Balance Sheet Summary

Infosys

(Rs. crore)

	June 30, 2007	%	June 30, 2006	%
LIABILITIES				
Shareholders' funds	12,339	100	7,843	100
Minority interest	4	-	8	-
Total liabilities	**12,343**	**100**	**7,851**	**100**
ASSETS				
Fixed assets	3,963	32	2,724	35
Investments	-	-	-	-
Deferred tax assets	99	1	73	1
Current assets				
Cash & equivalents*	6,442	52	3,434	44
Accounts receivables	2,496	20	1,870	24
Other current assets	1,119	9	903	11
Less: Current liabilities	(1,776)	(14)	(1,153)	(15)
Net current assets	8,281	67	5,054	64
Total Assets	**12,343**	**100**	**7,851**	**100**

** Includes investment in liquid Mutual Funds*



Operational Performance

Region wise Revenue

Infosys

%

	Q1 2008	Q4 2007	Q1 2007
North America	**62.6**	62.6	64.0
Europe	**26.8**	26.6	26.2
India	**1.8**	1.5	1.4
Rest of the world	**8.8**	9.3	8.4
Total	**100.0**	100.0	100.0

Utilization Rates


100.0%
0.0%
67.9%
70.5%
73.0%
73.9%

	Including training	Excluding training
Q4 2007	67.9%	73.0%
Q1 2008	70.5%	73.9%

Q4 2007 Q1 2008

Revenues by Project type

Infosys

%

	Q1 2008	Q4 2007	Q1 2007
Fixed Price	**27.5**	25.9	26.9
Time & Materials	**72.5**	74.1	73.1
Total	**100.0**	100.0	100.0

Onsite-Offshore Revenue split

Infosys

%

	Q1 2008	Q4 2007	Q1 2007
Onsite	**49.7**	49.8	50.5
Offshore	**50.3**	50.2	49.5
Total	**100.0**	100.0	100.0

Customer Concentration

Infosys

	Q1 2008	Q4 2007	Q1 2007
Client contribution to revenues(%)			
Top Client	8.6	8.5	5.8
Top 5 clients	21.4	21.3	19.5
Top 10 clients	32.3	33.4	31.7
No. of clients*			
1 Million dollar +	285	275	221
5 Million dollar +	113	107	94
10 Million dollar +	75	71	56
20 Million dollar +	40	36	28
30 Million dollar +	26	25	19
40 Million dollar +	18	16	15
50 Million dollar +	13	12	11
70 Million dollar +	9	9	3
90 Million dollar +	4	4	2
100 Million dollar +	3	3	2
200 Million dollar +	1	1	-
Clients accounting for >5% of revenue	1	1	1

** Last Twelve Months*



Client Acquisition
& Expansion of Services

Infosys®

Client Acquisition & Expansion of Services

Infosys®

- Client acquisitions during the quarter were 35
- **A telecommunications major in the UK** aims to roll out services rapidly and realize value faster by deploying a new service management platform from Infosys
- A **global consumer electronics leader** is using Infosys' technology and domain expertise in Manufacturing Execution Systems (MES) to reduce development costs and achieve faster time-to-market for new product launches
- Infosys is partnering with **an automotive manufacturer in North America** to standardize production planning
- **A global professional services firm** is using Infosys' help to define and build a workflow and collaboration tool for client-facing professionals

Client Acquisition & Expansion of Services

Infosys®

- **A leading provider of diversified financial services** used Infosys' help to better integrate data from its newly acquired subsidiaries for improved reporting and compliance
- **A leading electronics and electrical products manufacturer** rolled out an Infosys solution to reduce warehouse maintenance and support costs
- **A leading UK retailer** is working with Infosys to improve scalability and reduce costs by fulfilling customer orders across multiple brands and channels
- Infosys registered new wins in the financial services sector, including **two of the largest banks in Europe**
- In Canada, Infosys is providing cost-effective best-shoring services to **the country's largest telecom provider**

Banking Products

Infosys

- At the **Banker Technology Awards**, Finacle®, the universal banking solution from Infosys, received a 'Highly Commended' mention under the back office project category for retail banking
- Finacle® added four new clients, including **Emirates Bank**, which has selected Finacle® core banking, Islamic banking, CRM and multi-channel alerts to completely revamp its technology infrastructure. During the quarter, 10 client projects went live on Finacle®

Process innovation

Infosys

- During the quarter, Infosys applied for **6** patents in the US and India. With this, Infosys has filed an aggregate of **87** patent applications in both countries



Human Resources

Infosys

Human Resources

Infosys

	Q1 2008	Q4 2007
Total employee strength	**75,971**	72,241
Software professionals	**71,018**	68,156
Gross addition	**7,004**	5,992
Net addition	**3,730**	2,809
Laterals	**1,859**	1,647



Capex and Infrastructure

Infosys®

Capex and Infrastructure

Infosys®

- Capital expenditure of Rs. 336 crore was incurred during the quarter
- As on June 30, 2007, the company had 1,20,52,601* sq. ft of space capable of accommodating 58,488 employees and 1,05,63,183 sq. ft under completion capable of accommodating 34,049 employees

* Excluding subsidiaries



Outlook

Indian GAAP – Consolidated

Infosys®

- Quarter ending September 30, 2007*
  - Income is expected to be between Rs. 3,952 crore and Rs. 3,993 crore; YOY growth of 14.5% - 15.7%
  - Earnings per share** is expected to be Rs. 18.88; YOY growth of 12.7%
- Fiscal year ending March 31, 2008*
  - Income is expected to be between Rs. 16,238 crore and Rs. 16,433 crore; YOY growth of 16.9% - 18.3%
  - Earnings per share** are expected to be between Rs. 78.20 and Rs. 79.00; YOY growth of 13.0% - 14.1%

**Conversion 1 US$ = Rs. 40.58*

***Including tax reversal of Rs. 51 crore and Rs. 124 crore in fiscal 2008 and 2007 respectively. Excluding the tax reversal the Earnings per share are expected to be between Rs. 77.31 and Rs. 78.11; YOY growth of 15.6% to 16.8%*



Summary

Summary

Infosys

- Continued to focus on being a partner of choice to our customers
- In an increasingly flat business world, the demand for large end-to-end players like Infosys continues to be strong
- Deeper client engagement has resulted in clients other than the top ten growing sequentially by 9.3% during this quarter
- Our drive to achieve customer delight has met with success, with clients expressing their appreciation of our service quality and delivery excellence
- Our robust and flexible operating and financial model enabled us to maintain our net margins while absorbing the impact of appreciating currency, higher wages and visa costs
- Liquidity has been further strengthened with cash and cash equivalents reaching US$ 1.6 billion
- We continue to focus on expanding our global talent outreach



Thank You